Exhibit 99.1

2007 Business Strategy

In line with its policy of keeping the market informed of its activities, the Company announces a summary of its business strategy and development plan for the year 2007.

This announcement contains statements that are not historical facts, including statements about beliefs and expectations of the directors of the Company on the Company and its development and future plans. These forward-looking statements reflect the directors’ current views with respect to future events and are not a guarantee of future performance, and therefore shareholders and potential investors should not place undue reliance on them. The directors of the Company undertake no obligation to update or revise publicly any of these forward-looking statements, whether in light of new information, future events or otherwise. Forward-looking statements involve inherent risks and uncertainties. Shareholders and potential investors are cautioned that a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, changes in the Chinese economic, political and social conditions and government policies and in the oil and gas industry.

The total targeted net production of CNOOC Ltd. in 2007 is 162-170 million barrels of oil equivalent (BOE). The Company’s net production for 2006 is estimated to be 165-168 million BOE (with WTI at US$65.74/barrel).

During the year, five projects are expected to come on stream. It is also expected that more than 20 projects will be completed in the coming years, including major projects offshore China such as Penglai 19-3 Phase II, Wenchang oil fields, and overseas projects including Tangguh project and OML 130.

In 2007, the Company’s exploration program will continue to be focused in offshore China. It is expected that US$382 million, or approximately 75% of the Company’s exploration capital expenditure of US$512 million, will be spent in this area. The exploration core areas offshore China includes mature areas, rolling exploration areas and frontier areas. The Company will increase its efforts in deepwater exploration. In overseas, the Company’s exploration activities in 2007 will be diversified into several potential world-class basins. The Company expects to achieve a reserve replacement ratio (RRR) of 100% mainly through a focused and balanced exploration program.

In 2007, the Company anticipates a busy schedule in the engineering, development and production sector. Over 20 projects are expected to begin production in next few years. As a result, the Company’s budgeted capital expenditure on development activities is expected to increase to US$3.65 billion, representing a growth of 19% over 2006.

As at the date of this announcement, the Board comprises the following:

Executive Directors Fu Chengyu (Chairman) Zhou Shouwei Wu Guangqi Yang Hua Non-executive Directors Luo Han Cao Xinghe Wu Zhenfang	Independent Non-executive Directors Edgar W.K. Cheng Sung Hong Chiu Evert Henkes Lawrence J. Lau Tse Hau Yin, Aloysius

By Order of the Board CNOOC Limited Victor Zhikai Gao Company Secretary

Hong Kong, 30 January 2007

This announcement contains statements that are not historical facts, including statements about beliefs and expectations of the directors of the Company on the Company and its development and future plans. These forward-looking statements reflect the directors’ current views with respect to future events and are not a guarantee of future performance, and therefore shareholders and potential investors should not place undue reliance on them. The directors of the Company undertake no obligation to update or revise publicly any of these forward-looking statements, whether in light of new information, future events or otherwise. Forward-looking statements involve inherent risks and uncertainties. Shareholders and potential investors are cautioned that a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, changes in the Chinese economic, political and social conditions and government policies and in the oil and gas industry.